UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Curis, Inc.

File No. 000-30347 - CF#29461

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Curis, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2013.

Based on representations by Curis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.31	through March 13, 2023
Exhibit 10.33	through March 13, 2023
Exhibit 10.37	through October 26, 2016
Exhibit 10.39	through March 13, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Branch Chief